Exhibit 2.2

STOCK PURCHASE AGREEMENT

Dated as of December 24, 2011

among

MADISON DB ACQUISITION, LLC,

COGDELL SPENCER TRS HOLDINGS, LLC,

And

COGDELL SPENCER INC., as Guarantor

i

5.12	Development Projects	20
5.13	Restrictions on Distributions, Dissolution and Affiliate Matters	20
5.14	Insurance and Bonding Capacity	20
5.15	Letters of Credit	20
5.16	Atlanta Lease	21
5.17	Payroll	21
5.18	Files and Records	21

ARTICLE VI	CONDITIONS PRECEDENT	23

6.01	Conditions Precedent to Buyer’s Obligations	23
6.02	Conditions Precedent to Seller’s Obligations	23

ARTICLE VII	TERMINATION	24

7.01	Termination	24
7.02	Effect of Termination	24

ARTICLE VIII	MISCELLANEOUS	25

8.01	Public Announcements	25
8.02	Notices	25
8.03	Entire Agreement	26
8.04	Modifications, Amendments and Waivers	27
8.05	No Survival	27
8.06	Assignment	27
8.07	Severability	27
8.08	Governing Law	27
8.09	CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL	27
8.10	Remedies	28
8.11	Third Party Beneficiaries	28
8.12	Guarantee	28
8.13	Counterparts	29

ii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of the 24th day of December 2011, is made and entered into by and among Madison DB Acquisition, LLC, a Wisconsin limited liability company (“Buyer”), Cogdell Spencer TRS Holdings, LLC, a Delaware limited liability company (“Seller”), and Cogdell Spencer Inc., a Maryland corporation and indirect parent company of Seller (“CSI”), as Guarantor, and shall become effective only upon execution of the Merger Agreement (as defined below).

WHEREAS, Seller owns all of the issued and outstanding shares (the “Shares”) of MEA Holdings, Inc., a Wisconsin corporation (the “Company”);

WHEREAS, the Company, by itself and through its direct and indirect wholly-owned subsidiaries, (i) Erdman Company, a Wisconsin corporation (“Erdman Company”); (ii) Erdman Architecture and Engineering Company, a Wisconsin corporation (“Erdman Architecture”); (iii) Marshall Erdman Development, LLC, a Wisconsin limited liability company (“Erdman Development”); and (iv) Erdman Purchasing Group, LLC, a Wisconsin limited liability company (“Erdman Purchasing,” and together with Erdman Company, Erdman Architecture and Erdman Development, the “Erdman Subsidiaries”), provides design-build and related advisory services to third parties and to certain affiliates of Seller (collectively, the “Erdman Business”);

WHEREAS, simultaneously with the effectiveness of this Agreement, CSI expects to enter into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) by and between CSI, Cogdell Spencer LP, a Delaware limited partnership (the “Operating Partnership”), the acquiring parent company named therein (“Parent”), Parent’s newly-formed corporate acquisition subsidiary (“MergerSub”), and Parent’s newly-formed limited liability company acquisition subsidiary (“OP MergerSub”), pursuant to which (i) CSI would effect a merger pursuant to which either (A) MergerSub will be merged with and into CSI, with CSI surviving as a wholly-owned subsidiary of Parent, or (B) CSI will be merged with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Parent, and (ii) OP MergerSub will be merged with and into the Operating Partnership, with the Operating Partnership surviving as a wholly-owned subsidiary of Parent (collectively, the “Mergers”);

WHEREAS, as a condition to the closing of the transactions contemplated by the Merger Agreement, the closing of the transactions contemplated by this Agreement (including, without limitation, the sale of the Shares by the Seller to the Buyer) shall have been consummated in accordance with the terms hereof prior to the effective time of either of the Mergers (the “Effective Time”); and

WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Shares, free and clear of all liens, claims and encumbrances, with such transfer to be effective immediately prior to the consummation of the Mergers and subject to the other terms and conditions contained in this Agreement;

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements, covenants, representations and warranties contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions hereinafter set forth, the parties hereto agree as follows:

ARTICLE I
SALE AND PURCHASE OF SHARES

1.01                           Sale and Purchase of Shares.  On the terms and subject to the conditions hereinafter set forth, Seller hereby agrees to sell, convey, assign, transfer and deliver to Buyer, free and clear of any and all liens, claims, charges, encumbrances and security interests of any kind or nature, and Buyer agrees to purchase and accept from Seller, the Shares (the “Sale”).

ARTICLE II
PURCHASE PRICE & CLOSING

2.01                           Purchase Price.  The Purchase Price for the Shares shall be ONE DOLLAR ($1.00) (the “Cash Purchase Price”).

2.02                           The Closing.

(a)                                  Subject to the satisfaction or waiver of the conditions to the obligations of the parties set forth in this Agreement, the consummation of the purchase and sale of the Shares (the “Closing”) shall take place at 10:00 a.m. local time on the third business day following the satisfaction or waiver of all the conditions set forth in Article VI (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Alston & Bird LLP, 101 South Tryon Street, Suite 4000, Charlotte, North Carolina, or at such other time or place as Seller and Buyer may agree.  The date on which the Closing is to occur is sometimes referred to in this Agreement as the “Closing Date.”  At the Closing, all of the transactions contemplated by this Agreement shall be deemed to occur and become effective immediately prior to the Effective Time.

(b)                                 At the Closing:

i.                                          Seller will deliver to Buyer a certificate(s) representing the Shares duly endorsed (or accompanied by a duly executed stock power) for transfer to Buyer, free and clear of all Liens;

ii.                                       Buyer will deliver to Seller the Cash Purchase Price in immediately available funds in accordance with the written instructions of Seller;

iii.                                    Buyer will deliver to the Company Eleven Million Seven Hundred Twenty Thousand Dollars ($11,720,000) by wire transfer of immediately available funds, subject to adjustment as set forth in Section 2.02(e) below (as so adjusted, the “Buyer Working Capital Obligation”);

iv.                                   Seller will deliver to the Company and to the Buyer a certificate from the Chief Financial Officer of the Seller certifying that between the date hereof and the Closing, the Seller has contributed to the Company cash in the aggregate amount of

Eleven Million Seven Hundred Twenty Thousand Dollars ($11,720,000), plus all amounts paid, declared or otherwise set aside pursuant to Section 5.04(b)(v)(A), below;

v.                                      CSI, the Operating Partnership, Buyer, the Company and each Erdman Subsidiary shall have entered into the Release and Indemnity Agreement in the form attached hereto as Exhibit A.

(c)                                  On the Closing Date, an officer of Seller shall deliver to Buyer a written notice (the “Closing Indebtedness Notice”), certifying and representing to Buyer that (i) on or before December 31, 2011, Cogdell Spencer LP shall have contributed to Seller, and the Seller shall have contributed to the Company, in each case as an additional capital contribution, any note receivable outstanding as of the date hereof under that certain Amended and Restated Revolving Intercompany Loan Agreement (the “Loan Agreement”) dated March 1, 2011, (ii) the Loan Agreement has been terminated on or prior to the Closing Date without additional borrowings thereunder, (iii) as of the Closing Date, none of the Company or any Erdman Subsidiary has any outstanding Indebtedness payable (A) to, or on behalf of, Seller and its other affiliates, including pursuant to that certain Amended and Restated Credit Agreement dated March 1, 2011, among the Operating Partnership, as Borrower, CSI, as Guarantor, Bank of America, N.A., as Administrative Agent, and the other parties thereto, or (B) to any third party, other than as exists on the date hereof as set forth on Schedule 2.02(b) of the Seller Disclosure Schedule or incurred with the consent of the Buyer pursuant to Section 5.04, (iv) all Liens securing any Indebtedness on the discharged, terminated and released, except for those Liens securing the Indebtedness set forth on Schedule 2.02(b) of the Seller Disclosure Schedule and Liens securing the Indebtedness incurred by the Company between the date hereof and the Closing Date approved by the Buyer in writing, and (v) the adjusted tax basis of the note receivable outstanding as of the date hereof under the Loan Agreement dated March 1, 2011 contributed by Cogdell Spencer, LP to the Seller, and then by the Seller to the Company, is equal in each instance to the principal amount of such note receivable.

(d)                                 For purposes of this Agreement, the following definitions shall have the following meanings:

i.                                          “Lien” means any mortgage, pledge, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, lien, charge or similar restriction or limitation, including without limitation a restriction on the right to vote, sell or otherwise dispose of any Shares (other than restrictions on transfers imposed by federal or state securities laws).

ii.                                       “Indebtedness” of any Person means any liability or obligation of any Person (other than operating leases) (i) for borrowed money, (ii) evidenced by a bond, note, debenture or similar instrument, (iii) under any interest rate or currency swap transactions, (iv) under any conditional sale, purchase money obligation or other title retention agreements relating to property or assets purchased by such Person that is set forth in Section 2.02(c) of the Disclosure Schedule, (v) in respect of interest, fees or other charges in respect of any indebtedness described in the foregoing clauses (i) through (iv), and (vi) all indebtedness referred to in the foregoing clauses (i) through (v), that is subject to a Guarantee by such Person (other than indebtedness between any of the Company and the Erdman Subsidiaries).

iii.                                    “Guarantee” means, with respect to any Person, (i) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Indebtedness or other obligation of any other Person (except for endorsement of drafts for deposit and collection in the ordinary course of business), or (ii) any other arrangement whereby credit is extended to any other Person on the basis of any promise or undertaking of such Person (A) to pay the Indebtedness of such other Person, (B) to purchase or lease assets under circumstances that would enable such other Person to discharge one or more of its obligations, or (C) to maintain the capital, working capital, solvency or general financial condition of such other Person.

(e)                                  The Buyer and Seller agree that the Buyer Working Capital Obligation shall be reduced by $1,100,000 to reflect Buyer’s acquisition of the Company and its Subsidiaries subject to those certain contingent liabilities contained in Brian Happ’s employment agreement with Erdman Company (formerly known as Marshall Erdman & Associates, Inc.).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date:

3.01                           Organization; Erdman Subsidiaries.

(a)                                  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)                                 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  For purposes of this Agreement, a “Company Material Adverse Effect” shall mean any change, event, state of facts or development that is materially adverse to the business, financial condition or results of operations of the Company and the Erdman Subsidiaries, taken as a whole.

(c)                                  Each Erdman Subsidiary that has any material assets or operations is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each Erdman Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.02                           Authority and Validity.

(a)                                  Seller has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by Seller and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b)                                 This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a legally valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at law.  Except as set forth on Schedule 3.02 of the Seller Disclosure Schedule, no action, consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body (as hereinafter defined) is required to be obtained or made in connection with the execution and delivery by the Seller, the Company or any Erdman Subsidiary of this Agreement or any agreement executed in connection herewith to which it is a party or the consummation by the Seller, the Company or any Erdman Subsidiary of the transactions contemplated hereby, except, in each case, where the failure to have such action, consent, approval, order or authorization of or registration, declaration or filing, would not reasonably be expected to have a Company Material Adverse Effect.  For purposes hereof, “Governmental Body” means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

3.03                           No Conflict.

The execution and delivery of this Agreement by Seller does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Seller will not, (i) conflict with or violate any provision of Seller’s Charter or Bylaws or any equivalent organizational documents of the Company or any Erdman Subsidiary, (ii) conflict with or violate any law applicable to Seller, the Company or any Erdman Subsidiary or by which any property or asset of the Company or any Erdman Subsidiary is bound, (iii) violate or conflict with, or result in a breach under, or result in the imposition of any lien, claim, or encumbrance upon any of the Shares pursuant to, any agreement, instrument or document to which the Seller or any of its affiliates (other than the Company and the Erdman Subsidiaries) is a party or is subject, or which affects the Seller or the Shares, except, as to clause (ii) only, for any such conflicts or violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.04                           Voting Agreements.

Except as set forth on Schedule 3.04 of the Seller Disclosure Schedule, neither Seller nor any of its affiliates is a party to any voting trust agreement, power of attorney, shareholders’ agreement, proxy or other agreement relating to the sale, transfer, purchase, redemption, voting, distribution or dividend rights or disposition of any of the Shares or otherwise granting any Person any right in respect of the Shares, and there are no existing restrictions on the transfer of the Shares other than the restrictions imposed by applicable federal and state securities laws.

3.05                           Capitalization.

(a)                                  The authorized capital stock of the Company consists of One Hundred Shares of Common Stock, par value $0.01 per share.  All issued and outstanding shares are owned by Seller as of the date hereof.  Except as set forth on Schedule 3.05 of the Seller Disclosure Schedule, (a) the Shares constitute all the issued and outstanding ownership interests of the Company, of whatever class, series or designation and (b) there are no outstanding warrants, options, subscriptions, convertible or exchangeable securities or other agreements pursuant to which the Company or any other Erdman Subsidiary is or may become obligated to issue or sell any ownership interests or other securities of the Company.  Except as set forth on Schedule 3.05 of the Seller Disclosure Schedule, there are no outstanding or authorized equity appreciation, phantom equity, equity plans or similar rights with respect to the equity securities of the Company or any Erdman Subsidiary.

(b)                                 Except as set forth in Schedule 3.05 of the Seller Disclosure Schedule, all of the capital stock of the Company is beneficially and of record owned directly by the Seller, free and clear of any Liens, and all of the stock of the Erdman Subsidiaries is beneficially and of record owned directly or indirectly by the Company as set forth on Section 3.05 of the Seller Disclosure Letter, free and clear of any Liens.  None of the issued and outstanding shares of capital stock owned by the Company or any Company Subsidiary is subject to preemptive rights created by statute, any Articles of Incorporation or By-Laws or any equivalent organizational documents or any agreement to which the Company or any Company Subsidiary is a party or bound.  All of the issued and outstanding shares of capital stock of the Company were offered, issued and sold in full compliance with all applicable federal and state securities laws and the Company has not received any written notice or allegation to the contrary.

3.06                           Subsidiaries.

(a)                                  Section 3.06 of the Seller Disclosure Schedule sets forth a true and complete list, containing the name, jurisdiction of organization and capitalization of each Subsidiary (as defined below).  Except as set forth on Section 3.06 of the Seller Disclosure Schedule, the Company has no Subsidiaries.  All of the issued and outstanding shares of capital stock or equity interests, as applicable, of the Subsidiaries are fully paid and nonassessable.  Except as set forth on Section 3.06 of the Seller Disclosure Schedule, the Company holds of record and owns beneficially all of the outstanding shares or equity interest, as applicable, of each Subsidiary and there are no outstanding warrants, options, subscriptions, convertible or exchangeable securities or other agreements pursuant to which any Subsidiary is or may become obligated to issue or sell any shares of capital stock, equity interest or other securities of such Subsidiary.  The Company does not own, nor is the Company a party to any agreement to acquire, any equity securities or securities of any Person (as defined below) or any direct or indirect equity or ownership in any other business.

(b)           There are no voting trust agreements, powers of attorney, shareholder agreements, operating agreements, proxies or any other agreements, relating to the sale, transfer, voting, dividend rights or disposition of any of the outstanding shares of capital stock or equity interests, as applicable, of any Subsidiary or otherwise granting any Person any right in respect of the outstanding shares of capital stock or equity interests, as applicable, of any Subsidiary and there are no existing restrictions on the transfer of such outstanding shares of capital stock or equity interests, as applicable, of any Subsidiary other than restrictions imposed by applicable federal and state securities laws.

(c)           For purposes hereof, the following terms shall have the following meanings:

i.              “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Body.

ii.             “Subsidiary” or “Subsidiaries” means, with respect to any Person or any entity, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation has or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or entity or one or more of the other Subsidiaries of that Person or entity or a combination thereof or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or entity or a combination thereof.

3.07         Brokers and Finders.  Seller has not incurred any obligation or liability to any party for any brokerage fees, agent’s commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.08         Distributions.  Except as set forth on Section 3.08 of the Seller Disclosure Schedule, the Company has not paid any dividend on or made any distribution with respect to the Shares since December 5, 2011.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that, as of the date hereof:

4.01         Organization.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Wisconsin and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Buyer is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on its businesses.

4.02         Authority and Binding Effect.

(a)           Buyer has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action, and no other limited liability company proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b)           This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes a legally valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at law.  Assuming the truth and accuracy of the Seller’s representations and warranties set forth in Section 3.02, no action, consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required to be obtained or made in connection with the execution and delivery by the Buyer of this Agreement or any agreement executed in connection herewith to which it is a party or the consummation by the Buyer of the transactions contemplated hereby, except, in each case, where the failure to have such action, consent, approval, order or authorization of or registration, declaration or filing, would not reasonably be expected to materially and adversely affect the ability of the Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

4.03         No Conflict.  The execution and delivery of this Agreement by Buyer does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Buyer will not, (i) conflict with or violate any provision of Buyer’s Articles of Organization, or (ii) conflict with or violate any law applicable to Buyer or by which any property or asset of Buyer is bound.

4.04         Brokers and Finders.  Buyer has not incurred any obligation or liability to any party for any brokerage fees, agent’s commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.05         Investment Intent.  Buyer will be purchasing the Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws.  Buyer acknowledges that the sale of the Shares hereunder has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder or any state securities laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto.  Buyer represents that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

4.06         Financing.

(a)           Buyer has delivered to Seller a true and complete copy of an executed equity commitment letter, dated as of the date of this Agreement (the “Equity Financing Commitment”),

pursuant to which Lubar Equity Fund, LLC, a Wisconsin limited liability company (“Sponsor”) has committed, upon the terms and subject to the conditions thereof, to invest in Buyer the cash amount set forth therein (the “Equity Financing”). The Equity Financing Commitment has not been amended or modified prior to the date of this Agreement, and no such amendment or modification is contemplated and none of the commitments contained in the Equity Financing Commitment has been withdrawn or rescinded in any respect.  As of the date of this Agreement, the Equity Financing Commitment is in full force and effect and are legal, valid and binding obligations of Buyer and the other parties thereto.  There are no side letters or other agreements, contracts or arrangements related to the funding or investment, as applicable, of the Equity Financing other than as expressly set forth in the Equity Financing Commitment delivered to the Company prior to the date hereof.  Buyer has fully paid any and all commitment fees or other fees in connection with the Equity Financing Commitment that are payable on or prior to the date hereof. The only conditions precedent or other contingencies related to the obligations of the Sponsor to fund the full amount of the Equity Financing are those expressly set forth in the Equity Financing Commitment. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term, or a failure of any condition, of the Equity Financing Commitment or otherwise be reasonably likely to result in any portion of the Equity Financing contemplated thereby to be unavailable. As of the date of this Agreement, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing Commitment required to be satisfied by it.  At the Closing, assuming the Equity Financing (defined below) is funded pursuant to the Equity Financing Commitment, Buyer will have sufficient immediately available funds to (i) consummate the Sale and (ii) pay all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Purchase Price and the Buyer Working Capital Obligation, and to allow Buyer to perform all of its obligations under this Agreement and pay all fees and expenses to be paid by Buyer related to the transactions contemplated by this Agreement.

(b)           Concurrently with the execution of this Agreement, Sponsor has duly executed and delivered to Seller the limited guarantee by Sponsor, dated as of the date of this Agreement, in favor of Seller (the “Limited Guaranty”).  The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at law. There is no default under the Limited Guaranty by Sponsor, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Sponsor.

(c)           The obligations of Buyer under this Agreement and the obligations of the Sponsor under the Limited Guaranty are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Equity Financing Commitment.  The obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s or its affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

(d)           Seller acknowledges that Sponsor and its affiliates are in the process of forming and capitalizing Lubar Equity Fund II, LLC (the “Replacement Sponsor”).  In the event that Replacement Sponsor (i) can provide evidence, in form and substance reasonably satisfactory to Seller and Parent, that Replacement Sponsor has net worth in excess of $25 million and liquid assets in excess of $12.5 million, and (ii) executes and delivers an Equity Financing Commitment and Limited Guaranty, in each case, that is substantially identical to the Equity Financing Commitment and Limited Guaranty executed by Sponsor, Seller shall permit the substitution of Replacement Sponsor for Sponsor and simultaneously with such substitution, in accordance with the terms thereof, Sponsor shall be fully released from any and all obligations thereunder.

4.07         Independent Investigation; Limitation on Warranties.  Buyer has conducted its own independent review and analysis of the Erdman Business and the operations, assets, properties, liabilities, results of operations, financial condition and prospects of the Company and the Erdman Subsidiaries and acknowledges that Buyer and its representatives have been provided access to personnel, properties, premises and records of the Company and the Erdman Subsidiaries for such purposes.  In entering into this Agreement, Buyer has relied solely upon its independent investigation and analysis of the Company, the Erdman Subsidiaries, and the Erdman Business and the representations and warranties of Seller contained in Article III of this Agreement , and Buyer acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller, CSI, the Operating Partnership or any of their respective directors, officers, employees, affiliates, subsidiaries, stockholders, agents or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.  Buyer acknowledges that it is acquiring the Shares and the Erdman Business on an “As is, where is” basis and assumes all risk associated with the Erdman Business except as expressly set forth herein.  Without limiting the generality of the foregoing, none of Seller, CSI, the Operating Partnership or any of their respective directors, officers, employees, affiliates, Subsidiaries, stockholders, agents or representatives has made, and shall not be deemed to have made, any representations or warranties in the materials (other than as set forth in this Agreement) relating to the business, assets or liabilities of the Company or the Erdman Subsidiaries made available to Buyer, including due diligence materials, memorandum or similar materials, or in any presentation of the business of the Company or the Erdman Subsidiaries by management or others in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby.  In furtherance and not in limitation of the foregoing, except for representations and warranties set forth in this Agreement, Buyer acknowledges and agrees that none of the Seller, CSI, the Operating Partnership, Parent, MergerSub, or OP MergerSub or any other person will have or be subject to any liability to Buyer or any other person resulting from any information, documents, projections, estimates, forward-looking information, forecasts or other material provided to the Buyer in expectation of the transactions contemplated by this Agreement, regardless of whether provided in written or oral communications, including by way of online “data rooms,” confidential information memoranda or management interviews and other presentations or conversations.  In addition, Buyer acknowledges that there are uncertainties inherent in any projections, estimates, forward-looking information and other forecasts that may have been provided by or on behalf of Seller, the Company, or the Erdman Subsidiaries to Buyer, that Buyer is familiar with such uncertainties, that Buyer takes full responsibility for making its own evaluation of the adequacy and accuracy of all such projections, estimates, forward-looking information and other forecasts provided to it (including the reasonableness of the assumptions underlying such estimates, projections, forward-looking information or forecasts), and that Buyer shall have no claim against Seller, CSI, the Operating Partnership, Parent, MergerSub, OP MergerSub or any other person with respect thereto.

ARTICLE V
COVENANTS AND ADDITIONAL AGREEMENTS OF SELLER AND BUYER

5.01         Consents and Approvals.  Seller agrees to use its commercially reasonable efforts to obtain, before the Closing Date, the waiver, consent and approval of all persons whose waiver, consent or approval is required in order to consummate the transactions contemplated by this Agreement.

Notwithstanding the foregoing, nothing contained herein shall require Seller to make any payments or provide anything of value to any person.

5.02         Expenses.  Each of Buyer and Seller shall be responsible for all the expenses and fees incurred by it in connection with the transactions contemplated hereby.  Buyer shall pay all taxes relating to the transfer of the Shares to Buyer.

5.03         Further Assurances.

(a)           At any time and from time to time after the date of this Agreement, Seller shall, at the request of Buyer, take any and all actions reasonably necessary to fulfill Seller’s obligations hereunder, including executing and delivering such further instruments of conveyance, sale, transfer and assignment, and taking such other actions reasonably necessary or desirable to effectuate the transfer of the Shares to Buyer and to consummate the transactions contemplated hereby, including, prior to and after Closing, using commercially reasonable efforts to obtain assignments of or required consents to assignment for contracts, permits, authorizations, licenses, service contracts, leases and other agreements to which the Company or an Erdman Subsidiary is a party, to the extent relating exclusively to the Erdman Business.

(b)           Without limiting the generality of the foregoing, the Seller agrees to use commercially reasonable efforts to assist Buyer in transitioning the Company and the Erdman Subsidiaries to operate independently from the Seller and its other affiliates at or prior to the Closing, including:

i.              In consultation with Buyer, using commercially reasonable efforts to obtain at or prior to the Closing any consent, waiver, approval or authorization from any third party required in order to secure for the Company and the Erdman Subsidiaries the continued right to use or have access to services or products not exclusively relating to the Erdman Business but which are reasonably necessary for the continued operation of the Erdman Business, consistent with prior practice; and

ii.             Prior to the Closing, planning for, cooperating with Buyer with respect to, and facilitating the orderly transition of, procurement and/or assignment of benefit and welfare plans, property and casualty insurance, IT Systems and similar matters deemed reasonably necessary by the Buyer for the operations of the Company and the Erdman Subsidiaries following the Closing;

(c)           Nothing contained in this Section 5.03 shall require Seller to make any payments or provide anything of value to any person or to convey to Buyer, the Company, or any Erdman Subsidiary any assets that do not relate exclusively to the Erdman Business.

5.04         Conduct of Business Before Closing.

(a)           From the date hereof to the Closing Date, except to the extent that Buyer consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), Seller agrees that it shall use commercially reasonable efforts to cause Brian Happ to continue to be employed by the Company as its Chief Operating Officer.  From the date hereof until the Closing Date, except as required or contemplated by this Agreement or to the extent Buyer consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller shall cause the Company and each of the Erdman Subsidiaries to (i) use commercially reasonable efforts to preserve intact its present business organization and goodwill, and to keep available the services of its officers and key employees, (ii) comply with the requirements of all applicable laws; and (iii) maintain with adequately capitalized insurance companies insurance coverage for the Company’s and its Subsidiaries’ assets and their business in such amounts and against such risks and losses as are consistent with past practice. Seller acknowledges that, prior to Closing and subject to the requirements of this Section 5.04, Buyer and its representatives (including, but not limited to, Mr. Happ), will be taking certain actions to ensure that, as of the Closing, the Company and the Erdman Subsidiaries are able to operate independently from the Seller and its other affiliates.  Buyer shall consult with Seller (through Raymond W. Braun or Charles M. Handy) in good faith with respect to such activities, including any action that, if initiated by Seller, would constitute a breach of Section 5.04(b).  Seller shall cause the Company and the Erdman Subsidiaries to engage in and cooperate with such preparations of Buyer in good faith, provided, however, that, Seller may refuse to consent to any such activities if they (i) would result in the incurrence of (A) any financial obligation to a third party by Seller or its affiliates (other than the Company and the Erdman Subsidiaries) at any time, or (B) any financial obligation by the Company and the Erdman Subsidiaries to a third party prior to Closing that increases or decreases, in the aggregate, the 2012 operating budget for the Erdman Business by more than ten percent (10%).

(b)           Except with the prior consent of the Buyer (which shall be deemed to be given if any of the following actions are taken at the direction of Brian Happ), the Seller shall cause the Company and each Erdman Subsidiary not to do any of the following:

i.              sell, pledge, lease, dispose of or encumber any property or assets, except for dispositions of assets or encumbrances and pledges that are, individually and in the aggregate, immaterial;

ii.             acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership or other business organization or division thereof, or acquire other assets, other than in the ordinary course;

iii.            amend or propose to amend its charter or bylaws (or comparable organizational documents);

iv.            split, combine or reclassify any shares of its stock or other equity securities;

v.             declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to such shares or distribute any cash with respect to such shares, except (A) as needed to enable CSI to make the minimum distributions required for CSI to maintain its qualification as a REIT, to avoid the imposition of any taxes under Section 4981 of the Code and to avoid incurring any taxes under Section 857 of the Code; or (B) dividends paid by an Erdman Subsidiary to such Erdman Subsidiary’s direct parent; and;

vi.            redeem, purchase, acquire or offer to acquire any shares of its capital stock or other equity securities;

vii.           incur indebtedness or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any other person or entity for borrowed money;

viii.          make any loans, advances or capital contributions to, or investments in, any other person,

ix.            terminate, amend, modify, assign, waive, release or relinquish any contract rights or any other rights or claims other than in the ordinary course of business consistent with past practices;

x.             settle or compromise any claim, action, suit or proceeding pending or threatened against the Company or any Erdman Subsidiary, in each case other than in the ordinary course of business consistent with past practices or as otherwise covered by insurance;

xi.            make any change in executive compensation;

xii.           pay, discharge or satisfy any claims, liabilities or obligations, except in the ordinary course of business, and in accordance with their terms or as otherwise covered by insurance;

xiii.          enter into or amend any employment, collective bargaining, severance, retirement, deferred compensation, bonus, change of control, or special pay arrangement with respect to termination of employment, change in the terms of employment or other similar arrangements or agreements with any directors, officers or employees to increase the benefits provided or to provide additional or new benefits to any such person;

xiv.          adopt, accelerate, enter into or amend any severance, bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, retiree medical, change of control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required by the terms thereof or as required to comply with changes in applicable law and not increase the wages of any directors, officers or employees except in the ordinary course and consistent with past practices;

xv.           enter into any contract, agreement, commitment or arrangement with respect to any of the matters listed in clauses (i) through (xiv) above;

xvi.          change any method of accounting or accounting practice by the Company or any Subsidiary of the Company, except with prior agreement with the Company’s auditor;

xvii.         enter into any contract that would require the Company or any Subsidiary of the Company to expend a sum in excess of $100,000 or that is otherwise material to the Company or any Subsidiary;

xviii.        accept, cause or permit any inter-company charges from Seller to the Company and its Subsidiaries for services or any costs of capital; or

xix.           make any tax election or take any tax position inconsistent with historical practices of the Company and its Subsidiaries.

(c)           Notwithstanding anything to the contrary contained in this Agreement, (i) Seller shall have the right to cause the Company and the Erdman Subsidiaries to take all any and all actions, or to refrain from taking any action, to the extent necessary to comply with the terms and conditions of the Merger Agreement, and any such action or failure to act shall not be deemed to breach any provision of this Agreement and (ii) Seller shall not, and shall not be required to cause the Company or any Erdman Subsidiary, to take any action otherwise required pursuant to this Agreement, that would cause CSI, the Operating Partnership or any Subsidiary of the Company to breach any provision of the Merger Agreement.

(d)           Without limiting Section 5.04(c), if the Merger Agreement (as the same exists on the date hereof) is amended or modified Seller shall provide Buyer a copy of such amendment or modification and if the Merger Agreement (as the same exists on the date hereof) is amended or modified in a manner that materially and adversely affects (i) Buyer’s rights under this Agreement, (ii) Buyer’s rights under Section 5.03 and 5.04, or (iii) Buyer’s or Seller’s ability to consummate the transactions contemplated hereby, Buyer may terminate this Agreement in accordance with the following:

i.              Buyer shall not be entitled to terminate this agreement pursuant to this Section 5.04(d) unless (A) Buyer has first delivered written notice to Seller stating Buyer’s intent to terminate under this Section 5.04(d) and specifying in reasonable detail the reasons therefor, and (B) within the ten (10) business day period following delivery of such notice, Seller has not addressed the issues raised therein to Buyer’s reasonable satisfaction, whether by effecting an additional amendment to the Merger Agreement or any other reasonable measure.

ii.             In the event this Agreement is terminated by Buyer pursuant to this Section 5.04(d) or 7.01(f), Seller agrees to pay Buyer the Break-Up Fee (defined below).

iii.            Break-Up Fee payments pursuant to Section 5.04(d) shall be paid by Seller not later than five (5) Business Days following the termination of this Agreement.

iv.            The provisions of this Section 5.04(d) will apply to each subsequent amendment to the Merger Agreement.

5.05         Financing.

(a)           Buyer shall use, and cause its affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and obtain the Equity Financing on the terms and conditions set forth in the Equity Financing Commitment, including using reasonable best efforts to maintain in effect the Equity Financing Commitment in accordance with the terms and subject to the conditions thereof, and seeking the enforcement thereof of any rights under the Equity Financing Commitment in the event of a breach thereof by Sponsor thereunder and delivering any notices or other demands required to cause the Equity Financing to be funded at or prior to the Closing, (ii) to satisfy all conditions and covenants contained therein, (iii) to negotiate and enter into all definitive agreements with respect to the Equity Financing on the terms and conditions contained in the Equity Financing Commitment, (iv) to satisfy all conditions to such definitive agreements that are applicable to Buyer and consummate the Equity Financing at or prior to the Closing, and (v) cause the Sponsor to fund the Equity Financing required to be funded at Closing in accordance with the terms of the Equity Financing Commitment.  Buyer shall not agree to or permit any amendment or modification, or consent to or grant any waiver of any provision or remedy under, the Equity Financing Commitment, without the prior written consent of Seller.

(b)           Without limiting the generality of Section 5.05(a), Buyer shall give Seller prompt notice of (i) Buyer becoming aware of any material breach by any party to the Equity Financing Commitment, (ii) the receipt of any written notice or other written communication from the Sponsor with respect to any termination or repudiation by any party to the Equity Financing Commitment, (iii) Buyer becoming aware of any material dispute or disagreement between or among any parties to Equity Financing Commitment or any definitive documents related to the Equity Financing that would reasonably result in a breach under the Equity Financing Commitment (iv) if for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Equity Financing on substantially the terms and conditions contemplated by the Equity Financing Commitment and (v) any amendment modification or replacement of the Equity Financing Commitment together with copies thereof.  Buyer shall provide any additional information reasonably requested in writing by Seller relating to the circumstances in clauses (b)(i) through (v), as soon as reasonably practical, but no later than five (5) days after receipt of such written request.

(c)           Buyer acknowledges and agrees that the obtaining of the Equity Financing, or any alternative financing, is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Equity Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VI.

5.06         Go Shop.

(a)           As used in this Agreement:

i.              “Competing Proposal” shall mean a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than Buyer and its affiliates) relating to any (a) direct or indirect acquisition of all or substantially all of the assets of the Company, the Erdman Subsidiaries, and the Erdman Business, taken as a whole (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business), (b) direct or indirect acquisition of all of the Shares or the equity interests of any Erdman Subsidiary, or (c) a merger, consolidation, other business combination or similar transaction involving the Company or any of the Erdman Subsidiaries, pursuant to which such person would own substantially all of the consolidated assets, net revenues or net income of the Company, the Erdman Subsidiaries, and the Erdman Business, taken as a whole.

ii.             “Superior Proposal” means any bona fide written Competing Proposal received after the date of this Agreement on terms that (x) involves a Cash Purchase Price for the Shares that exceeds the Cash Purchase Price set forth herein by an amount not less than Five Hundred Thousand Dollars ($500,000), (y) otherwise reflects terms and conditions not more favorable to a prospective buyer of the Shares or the Erdman Business, in the aggregate, than the terms and conditions set forth herein, other than this Section 5.06, and (z) with respect to which CSI’s Board of Directors determines in good faith is reasonably likely to be consummated and for which financing is then fully committed or reasonably determined to be available by CSI’s Board of Directors and which is not subject to any condition to consummation based on the availability of financing.

iii.                                    “Break-Up Fee” means an amount equal to $400,000 and shall be paid as set forth in Section 5.06(f).

(b)                                 During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (EST) on February 10, 2012 (the “Solicitation Period End Date”), Seller and any officer, director or employee of, or any investment banker, attorney or other advisor or representative of Seller, the Company or any Erdman Subsidiary shall be permitted to (i) directly or indirectly solicit, initiate or encourage the submission of a Competing Proposal and (ii) directly or indirectly participate in discussions or negotiations regarding, and furnish to any person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Competing Proposal; provided, however, that Seller shall promptly provide to Buyer any non-public information concerning the Company or any Subsidiary of the Company that is provided to such person or its representatives which was not previously provided to Buyer.

(c)                                  Seller promptly shall notify Buyer of its receipt of any Competing Proposal that Seller, acting in good faith, reasonably believes is likely to result in a Superior Proposal and shall, in any such notice to Buyer, indicate the identity of the person making such Competing Proposal.  Thereafter, Seller shall keep Buyer reasonably informed on a current basis of the status of (including any material changes thereto) any such Competing Proposal.

(d)                                 Seller may terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal in its sole discretion; provided, however, that Seller may not terminate this Agreement pursuant to this Section 5.06(d) unless (i) Seller shall have provided prior written notice (a “Termination Notice”) to Buyer of its intention to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (A) at least three (3) Business Days in advance of taking such action (the “Notice Period”), and (B) not later than one business day following the Solicitation Period End Date, and (ii) during the Notice Period, Seller shall have afforded Buyer a reasonable opportunity to increase the amount of the Cash Purchase Price to be paid hereunder.  In the event that during the Notice Period any revisions are made to the Superior Proposal and the CSI Board of Directors in its good faith judgment determines such revisions are material (it being agreed that any change in the Cash Purchase Price in such Superior Proposal shall be deemed a material revision), Seller shall be required to deliver a new Termination Notice and to comply with the requirements of this Section 5.06(d) with respect to such new Termination Notice; provided, further that in such instance, the Notice Period shall be deemed to be 48 hours.

(e)                                  Notwithstanding anything in this Agreement to the contrary, subject to Section 5.06(f) hereof, Seller agrees to pay Buyer the Break-Up Fee in the event this Agreement is terminated by Buyer or Seller pursuant to Section 5.06(d) or 7.01(d).

(f)                                    Break-Up Fee payments pursuant to Section 5.06(e) shall be paid by Seller not later than five (5) Business Days following the termination of this Agreement.

5.07                           Erdman Name.

(a)                                  Subject to the provisions of Sections 5.07(b) through (d), (i) and (j), after the Closing Date:  (A) Buyer shall, as promptly as reasonably practicable, cause the Erdman Subsidiaries to cease using the name “Cogdell Spencer ERDMAN” or any name including the words “Cogdell” or “Cogdell Spencer” or any colorable imitation thereof (the “Prohibited

Names”); (B) none of the Buyer, the Company, or any Erdman Subsidiary or any of their subsidiaries or affiliates will, at any time after the Closing Date, establish any business entity that has or uses a name including any of the Prohibited Names; and (C) no existing subsidiary or affiliate of the Buyer, the Company, or any Erdman Subsidiary or any subsidiary now or hereafter owned or controlled by any of them shall maintain or change its name to include, or use any fictitious name or trade name including, any of the Prohibited Names.

(b)                                 The parties agree and acknowledge that as of the Closing Date, none of the Buyer, the Company, or any Erdman Subsidiary or any of their subsidiaries or affiliates will have the right, and Buyer is not acquiring any right hereunder, to use the name “Cogdell” or “Cogdell Spencer” other than the limited rights set forth in this Section 5.07. Until December 31, 2012, the Company and the Erdman Subsidiaries shall be permitted to state in written marketing and promotional materials relating to the Erdman Business that the Erdman Business was “formerly known as Cogdell Spencer Erdman.”

(c)                                  In addition, after the Closing Date, the Company and the Erdman Subsidiaries shall be entitled to use, solely in connection with the operation of the Erdman Business as operated in all material respects immediately prior to the Closing, all of its existing stocks of signs, letterheads, invoice stock, advertisements and promotional materials and other documents and materials (“Existing Stock”) containing the Prohibited Names, provided that the Buyer, the Company and the Erdman Subsidiaries shall use commercially reasonable efforts to remove, or cease using the Prohibited Names (or in the case of advertisements or promotional materials, over-label or re-sticker such Existing Stock so as to conceal such Prohibited Names) as promptly as practicable after the Closing. After December 31, 2012, none of the Buyer, the Company, or any Erdman Subsidiary shall have any right to use the Prohibited Names hereunder and shall have removed or obliterated all Prohibited Names from such Existing Stock or ceased using such Existing Stock (or in the case of advertisements or promotional materials, shall have over-labeled or re-stickered such Existing Stock so as to conceal such Prohibited Names).

(d)                                 Notwithstanding anything to the contrary set forth in this Section 5.07, Buyer shall not hold itself, the Company, or any Erdman Subsidiary, and shall cause each of them and Buyer’s affiliates not to hold itself, out as an affiliate or representative of CSI or any of its subsidiaries or affiliates at any time after the Closing Date.

(e)                                  Except as provided in Sections 5.07 (f) through (j), from and after the Closing, the Seller agrees that the Buyer shall own exclusive rights to, and neither the Seller nor its successors or assigns shall use, the names “Erdman”, “Marshall Erdman” or any derivatives thereof.

(f)                                    After the Closing Date: (A) CSI shall, as promptly as reasonably practicable, cause its subsidiaries and affiliates (including Parent and its subsidiaries and affiliates) to cease using the name “Erdman”, “Marshall Erdman” or any colorable imitation thereof (the “Erdman Prohibited Names”); (B) none of CSI or any of its subsidiaries or affiliates (including Parent and its subsidiaries and affiliates) will, at any time after the Closing Date, establish any business entity that has or uses a name including any of the Erdman Prohibited Names; and (C) no existing subsidiary or affiliate of CSI, Parent or any subsidiary now or hereafter owned or controlled by any of them (other than the Erdman Subsidiaries) shall maintain or change its name to include, or use any fictitious name or trade name including, any of the Erdman Prohibited Names.

(g)                                 In addition, after the Closing Date, CSI and its subsidiaries and affiliates (including Parent and its subsidiaries and affiliates) shall be entitled to use all of its existing stocks of signs, letterheads, invoice stock, advertisements and promotional materials and other documents and materials (“Cogdell Existing Stock”) containing the Erdman Prohibited Names, provided that CSI and its subsidiaries and affiliates shall use commercially reasonable efforts to remove, or cease using the Erdman Prohibited Names (or in the case of advertisements or promotional materials, over-label or re-sticker such Cogdell Existing Stock so as to conceal such Erdman Prohibited Names) as promptly as practicable after the Closing. After December 31, 2012, none of CSI and its subsidiaries and affiliates shall have any right to use the Erdman Prohibited Names hereunder and shall have removed or obliterated all Erdman Prohibited Names from such Cogdell Existing Stock or ceased using such Cogdell Existing Stock (or in the case of advertisements or promotional materials, shall have over-labeled or re-stickered such Cogdell Existing Stock so as to conceal such Erdman Prohibited Names).

(h)                                 Notwithstanding anything to the contrary set forth in this Section 5.07, neither CSI nor Parent shall hold itself, or any subsidiary or affiliate thereof, and shall cause each of them not to hold itself, out as an affiliate or representative of the Buyer, the Company or Erdman Subsidiary at any time after the Closing Date.

(i)                                     Notwithstanding anything to the contrary set forth in this Section 5.07, (a) CSI and its subsidiaries and affiliates shall be entitled to use the Erdman Prohibited Names to the extent required by law, including, without limitation, in any of its filings with the Securities and Exchange Commission and (b) the Buyer, the Company and the Erdman Subsidiaries shall be entitled to use the Prohibited Names to the extent required by law.

(j)                                     Nothing contained herein shall prevent the use of any Prohibited Name or Erdman Prohibited Name in a descriptive, historical or other non-trademark manner.

5.08                           Employee Participation.  Buyer and Seller acknowledge that certain employees of the Company, including Brian Happ, Eli Woyke, Salvatore Parante and Andrea Hopkins will be assisting the Buyer in connection with the transactions contemplated hereby, including, without limitation, the transition of the Company as a stand-alone business separate from the operations and activities of the Seller, and such assistance and their actions in connection therewith might otherwise be considered a violation of the terms of their employment arrangements with the Company.  Buyer and Seller each agree that actions taken by such employees in furtherance of the consummation of the transactions contemplated hereby in accordance with this Agreement, including such transition assistance (provided that any such actions are taken in good faith and in accordance with this Agreement) do not and will not conflict with their duties to the Company and do not violate the terms of, and will not result in a loss of any benefits to which they are entitled under, their employment arrangements.

5.09                           Non-Solicit.  The Seller, on behalf of itself and its successors and assigns, acknowledges and agrees that at no time prior to the Closing, nor for a period of twelve (12) months after the Closing Date, shall it, either directly or indirectly (including through an affiliate), whether as agent, stockholder (except through the Company and the Erdman Subsidiaries or as the holder of not more than five percent (5%) of the equity securities of a publicly held enterprise as long as such party does not render advice or assistance to such enterprise), employer, employee, consultant, representative, trustee, partner, proprietor or otherwise contact, solicit or entice, or attempt to contact, solicit or entice, any Person so as to cause, or attempt to cause, such Person not to do business with the Company or any Erdman Subsidiary with respect to the projects set forth on Schedule I hereto.

5.10                           Confidentiality.

(a)                                  The Seller acknowledges that it shall not, at any time following the date hereof, disclose any Confidential Information (as hereinafter defined) to anyone other than to representatives of the Buyer except (i) any such Confidential Information which is required to be disclosed by Seller in connection with any proceeding before any Governmental Body or pursuant to any applicable laws or the requirements of any stock exchange, and then only after Seller has given written notice to Buyer of the intention so to disclose such Confidential Information and has given Buyer a reasonable opportunity to contest the need for such disclosure, and Seller shall cooperate with Buyer in connection with any such contest and (ii) pursuant to Section 5.11, below.  For purposes of this Section 5.10, the term “Confidential Information” shall mean all non-public and all proprietary information relating to the Company and each Erdman Subsidiary, their customers and products and services including, without limitation, the following:  (i) all information and records concerning products or services provided to customers of the Company and the Erdman Subsidiaries; (ii) all information concerning pricing policies of the Company and the Erdman Subsidiaries, the prices charged by the Company and the Erdman Subsidiaries to their customers, the volume or orders of such customers and other information concerning the transactions of the Company and the Erdman Subsidiaries with their customers or proposed customers; (iii) the customer lists of the Company and the Erdman Subsidiaries; (iv) financial information concerning the Company and the Erdman Subsidiaries; (v) information concerning salaries or wages paid to, the work records of and other personnel information relative to employees of the Company and the Erdman Subsidiaries; (vi) information concerning the marketing programs or strategies of the Company and the Erdman Subsidiaries, including the GIS software and algorithms; (vii) confidential information of other Persons which the Company and the Erdman Subsidiaries are required to maintain in confidence; and (viii) all other confidential and proprietary information of the Company and the Erdman Subsidiaries; provided, that Confidential Information does not include (A) any information relating to the Company or any Erdman Subsidiary obtained by or that becomes known to Seller or any of its affiliates following the Closing, other than as a result of disclosure to Seller or its affiliates by a party known by Seller or its Affiliates, at the time of disclosure thereto, to have an obligation of confidentiality to the Company or any Erdman Subsidiary with respect to such information or (B) any information that was or becomes generally available to the public other than as a result of a disclosure by Seller in breach of this Agreement.  Notwithstanding anything to the contrary in the foregoing, Seller shall be entitled to disclose Confidential Information to any party to the Merger Agreement or any Successor Merger Agreement.

(b)                                 In addition to all other legal remedies available to the Buyer for the enforcement of the covenants of this Section 5.10, the Seller acknowledges and agrees that the Buyer shall be entitled to seek temporary and permanent injunctive relief by any court of competent jurisdiction without the necessity of posting any bond or other security to prevent or restrain any breach or threatened breach hereof.  The Seller further agrees that if any of the covenants set forth herein shall at any time be adjudged invalid to any extent by any court of competent jurisdiction, such covenant shall be deemed modified to the extent necessary to render it enforceable.

(c)                                  In furtherance of the obligations contained in this Section 5.10, as of the Closing Date, Seller shall execute and deliver in favor of Buyer partial assignments, in form and substance reasonably satisfactory to both parties, of Seller’s rights pursuant to those certain confidentiality agreements entered into by CSI, on the one hand, and prospective purchasers of CSI, on the other hand, to the extent relating to the protection of the Confidential Information (as defined in this Agreement).

5.11                           Diligence Process.  The parties acknowledge that Seller will disclose certain Confidential Information to potential buyers of the Company in connection with the process it conducts pursuant to Section 5.06(b).  The Seller agrees:  (i) that Confidential Information will be disclosed only to those persons executing confidentiality agreements that are customary for similar transactions (which shall provide that the Company and the Erdman Subsidiaries are express third party beneficiaries thereof); (ii) to stage the disclosure of Confidential Information so that only Confidential Information reasonably necessary for a person to gauge its interest in a possible transaction will be disclosed to those persons executing confidentiality agreements, and (iii) competitively sensitive Confidential Information will be disclosed only to those persons who Seller reasonably believes have a good faith interest in pursuing a transaction and the financial capacity to consummate a transaction.

5.12                           Development Projects.  Seller and Buyer acknowledge and agree that the contracts set forth in Section 5.12 of the Disclosure Schedule and identified as “Executed Design Build Contracts” shall remain in full force and effect from and after the Closing in accordance with their respective terms.  Each of Seller and the Buyer covenants and agrees that it shall, and shall cause its affiliates to, negotiate in good faith for new design-build contracts relating to those projects described on Schedule 5.12 attached hereto and identified as “Pipeline Design Build Contracts.”

5.13                           Restrictions on Distributions, Dissolution and Affiliate Matters.  From the Closing Date until the date that is two (2) years following the Closing Date, Buyer shall not, without the prior written consent of Seller, (a) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to any of Buyer’s equity interests or distribute any cash with respect to such equity interests, except as needed to fund any tax payments by Buyer’s members as a result of taxes associated with income earned by the Company and the Erdman Subsidiaries, (b) liquidate wind-up or dissolve or (c) enter into any transaction, agreement or arrangement with any affiliate of Buyer, the Company or any Erdman Subsidiary on terms that are not arms-length.

5.14                           Insurance and Bonding Capacity.

(a)                                  For a period of not less than two (2) years following Closing, the Company will, and will cause each Erdman Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) that (i) is consistent with similar insurance policies maintained by similarly-situated businesses in the Company’s industry, and (ii) with respect to general liability, workers compensation, auto and errors and omissions insurance coverage(s), is at least equivalent to the insurance coverage(s) that are currently directly or indirectly maintained by, for or with respect to the Company and the Erdman Subsidiaries.

(b)                                 For a period of not less than two (2) years following Closing, the Company will, and will cause each Erdman Subsidiary to, maintain with financially sound and reputable insurers, surety bonds with respect to their respective businesses and operations on such terms and in such amounts that are consistent with similar surety bonds maintained by similarly-situated businesses in their respective industries.

5.15                           Letters of Credit/Surety Bonds.

(a)                                  At the Closing, Seller shall terminate, and Buyer shall, to the extent necessary to operate the Erdman Business, secure replacements for, any outstanding letters of credit for the benefit of the Company or any Erdman Subsidiary, including those letters of credit set forth on Schedule 5.15(a) and any related support or indemnity agreements, in each case in a manner that does not create or involve any liability or recourse to CSI, Parent or any affiliate or subsidiary thereof at or following the Closing.

(b)                                 Not later than immediately prior to the Closing, Seller shall cause CSI, Parent and any affiliate or subsidiary thereof (other than the Company or any Erdman Subsidiary) to be irrevocably and unconditionally forever released and discharged from any and all liabilities or obligations under any surety bond for the benefit of the Company or any Erdman Subsidiary, including any surety bond set forth on Schedule 5.15(b) and any related support or indemnity agreement, that is in effect as of immediately prior to the Closing.

5.16                           Atlanta Lease.  Prior to or after the Closing, neither Buyer, CSI, Seller nor any of their respective subsidiaries shall permit any renewal or extension of the Atlanta Lease, or any amendment or modification thereto or any termination thereof, unless in connection with such renewal, extension, amendment, modification or termination, the Atlanta Guaranty is simultaneously terminated, and CSI and its subsidiaries and affiliates (other than the Company and the Erdman Subsidiaries) are released from all liabilities and obligations with respect to the Atlanta Lease, including under the Atlanta Guaranty.  For purposes of this Section 5.16, “Atlanta Lease” means the Tenant Lease dated as of December 3, 2009, by and between and the Erdman Company, relating to the leased space at 6470 East Johns Crossing, Johns Creek, GA 30097, and “Atlanta Guaranty” means the Guaranty of Lease, dated December 3, 2009, by and between GPO Johns Creek LLC and Cogdell Spencer LP, as guarantor.

5.17                           Payroll.  The Buyer hereby acknowledges that all payroll administration with respect to employees of CSI and its subsidiaries (including the Company and the Erdman Subsidiaries) is carried out by the Company and/or one or more Erdman Companies and that CSI and its subsidiaries (other than the Company and the Erdman Subsidiaries) will not be capable of administering payroll payments (the “Initial Payroll Payments”) to their respective employees on the first regular payroll payment date(s) (each, a “Payroll Payment Date”) of CSI and such subsidiaries immediately following the Closing Date.  Not less than two business days prior to any Payroll Payment Date, Seller shall cause to be deposited in a bank account designated by the Buyer the aggregate amount payable to the employees of CSI and its subsidiaries (other than the Company or any Erdman Subsidiary) on such Payroll Payment Date with respect to the payroll period applicable thereto and shall advise the Buyer in writing of the respective amounts of the Initial Payroll Payments payable to such employees with respect to such period and the recipients thereof.  The Buyer shall cause the Company and the Erdman Subsidiaries (as applicable) to distribute to each such employee (on behalf of CSI and its subsidiaries, as applicable) not later than such Payroll Payment Date the Initial Payroll Payment payable to such employee.

5.18                           Files and Records.

(a)                                  The parties hereto hereby acknowledge that (a) any and all Erdman Files and Records (including, without limitation, any Erdman Files and Records contained in any Shared Files and Records) shall be deemed to be the property of the Company and the Erdman Subsidiaries (as applicable), and (b) the Non-Erdman Files and Records (including, without limitation, any Non-Erdman Files and Records contained in any Shared Files and Records) shall be deemed to be the property of CSI and its subsidiaries (other than the Company or any Erdman Subsidiary), as applicable.

(b)                                 Seller and the Buyer shall use their respective reasonable best efforts to cause any and all Shared Files and Records to be separated such that the Erdman Files and Records and the Non-Erdman Files and Records contained therein no longer comprise Shared Files and

Records as of the Closing; provided that, (a) the Seller shall cause the Company and the Erdman Subsidiaries to deliver to CSI, at or prior to the Closing, any and all Shared Files and Records in the possession or control of the Company or any Erdman Subsidiary as of the Closing to the extent that the Non-Erdman Files and Records contained in such Shared Files and Records shall have not been separated therefrom as of such time, and (b) CSI shall, and shall cause its subsidiaries (other than the Company and any Erdman Subsidiary) to deliver to the Company, at or prior to the Closing, any and all Shared Files and Records in the possession or control of CSI or any such subsidiary as of the Closing to the extent that the Erdman Files and Records contained therein shall have not been separated therefrom as of such time.  Following the Closing, Seller and the Buyer shall continue to use their reasonable best efforts to cause any and all then remaining Shared Files and Records to be separated such that the Erdman Files and Records and the Non-Erdman Files and Records contained therein no longer comprise Shared Files and Records as promptly as practicable following the Closing.  Following the Closing, (i) upon the written request of the Seller from time to time, the Buyer shall, and shall cause the Company and the Erdman Subsidiaries to, deliver to CSI, as promptly as reasonably practicable following such request, any and all Shared Files and Records then in the possession or control of the Buyer, the Company or any Erdman Subsidiary to the extent that the Non-Erdman Files and Records contained in such Shared Files and Records shall have not been separated therefrom, and (ii) upon the written request of the Buyer from time to time, CSI shall, and shall cause its subsidiaries (other than the Company and any Erdman Subsidiary) to, deliver to the Company, as promptly as reasonably practicable following such request, any and all Shared Files and Records then in the possession or control of CSI or any such subsidiary to the extent that the Erdman Files and Records contained therein shall have not been separated therefrom.

(c)                                  Prior to the Closing, (a) the Seller shall cause the Company and the Erdman Subsidiaries to deliver to CSI any and all Non-Erdman Files and Records (including, without limitation, any Non-Erdman Files and Records that are separated from Shared Files and Records) in the possession or control of the Company or any Erdman Subsidiary, and (b) CSI shall, and shall cause its subsidiaries (other than the Company and any Erdman Subsidiary) to, deliver to the Company any and all Erdman Files and Records (including, without limitation, any Erdman Files and Records that are separated from Shared Files and Records) in the possession or control of CSI or any such subsidiary.  Following the Closing, (a)  upon the written request of the Seller from time to time, the Buyer shall, and shall cause the Company and the Erdman Subsidiaries to, deliver to CSI, as promptly as reasonably practicable following such request, any and all Non-Erdman Files and Records (including, without limitation, any Non-Erdman Files and Records that are separated from Shared Files and Records) then in the possession or control of the Buyer, the Company or any Erdman Subsidiary, and (b) upon the written request of the Buyer from time to time, CSI shall, and shall cause its subsidiaries (other than the Company and any Erdman Subsidiary) to, deliver to the Company, as promptly as reasonably practicable following such request, any and all Erdman Files and Records (including, without limitation, any Erdman Files and Records that are separated from Shared Files and Records) then in the possession or control of CSI or any such subsidiary.

(d)                                 For purposes of this Section 5.18:

“Erdman Files and Records” means all files and records, whether in hard copy, computer, electronic, magnetic or other format, of the Company or any Erdman Subsidiary primarily relating to the Erdman Business, including, without limitation, the following types of files and records:  customer and supplier files; equipment maintenance records; equipment warranty information; plans, specifications and drawings; files relating to any employees of the Company, the Erdman Subsidiaries or the Erdman Business; and correspondence with governmental entities.

“Non-Erdman Files and Records” means all files and records, whether in hard copy, computer, electronic, magnetic or other format, of CSI or any subsidiary thereof other than the Erdman Files and Records, including, without limitation, the following types of files and records:  customer and supplier files; equipment maintenance records; equipment warranty information; plans, specifications and drawings; files relating to any employees of CSI or any of its subsidiaries (other than the Company or any Erdman Subsidiary) or their respective businesses (other than the Erdman Business); and correspondence with governmental entities.

“Shared Files and Records” means any files and records, whether in hard copy, computer, electronic, magnetic or other format, containing both Erdman Files and Records and Non-Erdman Files and Records.

ARTICLE VI
CONDITIONS PRECEDENT

6.01                           Conditions Precedent to Buyer’s Obligations.  The obligation of Buyer to consummate the transactions provided for in this Agreement is subject to the satisfaction of each of the following conditions on or before the Closing, any of which may be waived by Buyer in its sole discretion:

(a)                                  Subject to Section 5.04(c), the representations and warranties made by Seller in Article III hereof shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except that such representations and warranties may be untrue or incorrect as a result of actions or transactions expressly permitted by this Agreement or actions or transactions of Seller made with the prior written consent of Buyer) and Buyer shall have received a certificate dated as of the Closing Date, executed by a duly authorized officer of Seller, to such effect.

(b)                                 Subject to Section 5.04(c), Seller shall have duly performed in all material respects all of the covenants, agreements and conditions contained in this Agreement to be performed or satisfied by Seller on or before the Closing Date, and Buyer shall have received a certificate dated as of the Closing Date, executed by a duly authorized officer of Seller, to such effect.

6.02                           Conditions Precedent to Seller’s Obligations.  The obligation of Seller to consummate the transactions provided for in this Agreement is subject to the satisfaction of each of the following conditions on or before the Closing, any of which may be waived by Seller in its sole discretion:

(a)                                  The representations and warranties made by Buyer in Article IV hereof shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except that such representations and warranties may be untrue or incorrect as a result of actions or transactions expressly permitted by this Agreement or actions or transactions of Buyer made with the prior written consent of Seller) and Seller shall have received a certificate dated as of the Closing Date, executed by a duly authorized officer of Buyer, to such effect.

(b)           Buyer shall have duly performed in all material respects all of the covenants, agreements and conditions contained in this Agreement to be performed or satisfied by Buyer on or before the Closing Date, and Seller shall have received a certificate dated as of the Closing Date, executed by a duly authorized officer of Buyer, to such effect.

(c)           Each of the conditions set forth in Article VI of the Merger Agreement or any equivalent provisions of a Successor Merger Agreement (other than conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement or a Successor Merger Agreement), shall have been satisfied or waived.

ARTICLE VII

TERMINATION

7.01         Termination.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated:

(a)           By the mutual written consent of Seller and Buyer;

(b)           By either Seller or Buyer upon written notice to the other, in the event the other party (the “Breaching Party”) has materially breached its representations, warranties, covenants or other agreements contained in this Agreement and failed to cure such breach within 30 days from the date of the Breaching Party’s receipt of the Termination Notice specified in this subsection; provided, however, that the party claiming such breach (i) is not itself in material breach of its representations, warranties or covenants contained herein, (ii) notifies the Breaching Party in writing (the “Termination Notice”) of its intention to exercise its rights under this Agreement as a result of the breach, and (iii) specifies in such Termination Notice the representation, warranty or covenant of which the Breaching Party is allegedly in material breach;

(c)           By either Seller or Buyer upon written notice to the other, if a court of competent jurisdiction or Governmental Entity shall have issued an order, decree or ruling permanently restraining, enjoining, making illegal or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non-appealable, or any law or other order permanently restraining, enjoining, making illegal or otherwise prohibiting the transactions contemplated by this Agreement shall have been promulgated by any Governmental Entity;

(d)           By either Seller or Buyer if Seller executes a definitive agreement with respect to a Superior Proposal (with respect to Seller, subject to the requirements of Section 5.06); or

(e)           By Buyer if the transactions contemplated by this Agreement shall not have been consummated by June 29, 2012 (the “Outside Date”);

(f)            By Buyer pursuant to Section 5.04(d); or

(g)           By Seller, if the Merger Agreement is terminated for any reason.

7.02         Effect of Termination.  In the event of a valid termination of this Agreement by either party, except as otherwise provided in the following sentences of this Section 7.02, all rights and obligations of the parties under this Agreement (and, except in the event of a termination by Seller pursuant to Section 7.01(b), the Limited Guarantee and the Equity Financing Commitment) shall terminate without any liability of any party to any other party (except for any liability of any party then in willful breach of its covenants, representations or warranties hereunder).  The provisions of Section 5.04(d), Section 5.06(e), this Section 7.02, and Article VIII shall expressly survive the expiration or termination of this Agreement.    Upon any payment of the Break-Up Fee pursuant to Section 5.04(d) or Section 5.06(e), Seller and its affiliates shall be deemed fully released and discharged from any liability or obligation arising under or resulting from this Agreement (other than those provisions of this Agreement that survive termination as set forth this Section 7.02), and neither Buyer nor any of its affiliates shall have any other remedy or cause of action under or in relation to this Agreement including, without limitation, for reimbursement of expenses incurred in connection with this Agreement and the transactions contemplated hereby.

ARTICLE VIII

MISCELLANEOUS

8.01         Public Announcements.  The Seller and the Buyer shall mutually agree to the form and content of the initial press release related to the transactions contemplated hereby, and the Seller shall consult with Buyer in good faith with respect to any other public disclosure, whether required to be made by applicable law, the requirements of any stock exchange, or in connection with the solicitation of any stockholder approval in connection with the Mergers or otherwise.  Without the prior written consent of Seller, Buyer shall not make (i) any public release or announcement concerning the transactions contemplated hereby, or (ii) make any other disclosure concerning the transactions contemplated hereby other than:  (A) in any documents utilized in connection with the Buyer’s financing for the transactions contemplated herein; (B) to the attorneys, accountants and consultants of Buyer who have been retained to assist Buyer in evaluating, negotiating and consulting on the transactions contemplated hereby provided that such representatives are informed of the confidentiality provisions contained herein, or (C) in connection with the activities permitted pursuant to Sections 5.03 and 5.04 hereof (including discussions with customers and prospective customers of the Erdman Business).

8.02         Notices.

(a)           All notices and other communications hereunder shall be in writing and may be given by any of the following methods:  (a) personal delivery, (b) facsimile transmission, (c) registered or certified mail, postage prepaid return receipt requested, or (d) overnight delivery service.  Notices shall be sent to the appropriate party at its address or facsimile number (or such other address or facsimile number for such party as shall be specified by such party by notice given hereunder):

To Seller:	Cogdell Spencer TRS Holdings, LLC
c/o Cogdell Spencer Inc.
4401 Barclay Downs Drive
Suite 300
Charlotte, NC 28209
	Facsimile:	(704) 940-2957
	Attention:	Raymond W. Braun

with copies (which shall not constitute notice) to:

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street

Atlanta, GA 30309
	Facsimile:	(404) 881-7777
	Attention:	David E. Brown and David C. Lowance

and

Parent (in accordance with the notice provisions of the Merger Agreement)

To Buyer:	Madison DB Acquisition, LLC
700 N. Water Street, Suite 1200
Milwaukee, WI 53202
	Telephone:	(414) 291-9000
	Facsimile:	(414) 291-9061
	Attention:	David Lubar

with a copy (which shall not constitute notice) to:

Lubar & Co.
700 N. Water Street, Suite 1200
Milwaukee, WI 53202
	Telephone:	(414) 291-9000
	Facsimile:	(414) 291-9061
	Attention:	David Kuehl

Godfrey & Kahn, S.C.
780 N. Water Street
Milwaukee, WI 53202
	Telephone:	(414) 273-3500
	Facsimile:	(414) 273-5198
	Attention:	David R. Navarre

(b)           All such notices and other communications shall be deemed received (i) in the case of personal delivery, upon actual receipt by the addressee, (ii) in the case of overnight delivery, on the first business day following delivery to the overnight delivery service, (iii) in the case of mail, on the date of delivery indicated on the return receipt; and (iv) in the case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice has been transmitted without error. In the case of notices sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for above; however, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

8.03         Entire Agreement.  This Agreement (including the documents and instruments referred to herein) and that certain Confidentiality Agreement dated December 20, 2011, constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter of this Agreement.  No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.  The representations and warranties set forth in Articles III and IV (a) have been made solely for the benefit of the parties to this Agreement, (b) may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (c) have been qualified by reference to the schedules to this Agreement, each of which contains certain disclosures that are not reflected in the text of this Agreement and (d) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Seller, the Buyer or any of their respective affiliates.

8.04         Modifications, Amendments and Waivers.  At any time before the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other parties with any of the agreements or conditions contained herein.  Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Any other amendment or modification to this Agreement must be in writing and must be signed by each of the parties.

8.05         No Survival.  None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing Date, and after the Closing Date, none of the parties hereto or their respective officers or directors shall have any further obligation with respect thereto.  None of the covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Release and Indemnity Agreement), nor any rights or obligations arising out of the breach of any such covenant or other agreement (other than the Release and Indemnity Agreement), shall survive the Closing Date except for those covenants or agreements that by their terms apply or are to be performed in whole or in part after the Closing Date, and except that this Article VIII shall survive the Closing Date.

8.06         Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that, without the need to obtain any such consent, Seller may (a) assign any or all of their rights and obligations hereunder to their respective affiliates and (b) assign any or all of their rights hereunder to their respective lenders and financing sources, provided that no such assignment pursuant to the immediately preceding clause shall release the assigning party from its obligations hereunder.  Any assignment in violation of the preceding sentences shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.07         Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any law or public policy, all other terms and provisions of this Agreement nevertheless shall remain in full force and effect.

8.08         Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD FOR ANY OF THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

8.09         CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.  EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE

BOROUGH OF MANHATTAN OR, IF SUCH COURTS SHALL NOT HAVE PROPER JURISDICTION, OF THE UNITED STATES FEDERAL DISTRICT COURT SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT THEREOF, IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES AND AGREES NOT TO ASSERT ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN OR JURISDICTION THEREOF); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 8.09 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF NEW YORK OTHER THAN FOR SUCH PURPOSE.  Any and all process may be served in any action, suit or proceeding arising in connection with this Agreement by complying with the provisions of Section 8.02.  Such service of process shall have the same effect as if the party being served were a resident in the State of New York and had been lawfully served with such process in such jurisdiction.  The parties hereby waive all claims of error by reason of such service.  Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.  EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10.

8.10         Remedies.  The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, and that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to specific performance of the terms hereof, and this right shall include the right of the parties to cause the transactions contemplated hereby to be consummated on the terms set forth in this Agreement, in each case without posting a bond or undertaking, in addition to any other remedy at law or equity or pursuant to this Agreement to which the parties may be entitled.  Except as otherwise provided herein, all remedies available under this Agreement, at law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies.  The exercise by any party of a particular remedy shall not preclude the exercise of any other remedy.

8.11         Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and except as set forth in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that Parent shall be deemed to be a third party beneficiary of this Agreement and shall be entitled to the benefits of, and to enforce Seller’s rights hereunder.

8.12         Guarantee.  CSI guarantees the performance of Seller’s obligations under this Agreement and agrees to be bound by the terms hereof.

8.13         Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[Signatures appear on next page.]

IN WITNESS WHEREOF, Buyer, Seller, and CSI have duly executed this Agreement as of the date first above written.

SELLER:

COGDELL SPENCER TRS HOLDINGS, LLC

By:	/s/ Raymond W. Braun

Name:	Raymond W. Braun

Title:	President and Chief Executive Officer

CSI

COGDELL SPENCER INC.

By:	/s/ Raymond W. Braun

Name:	Raymond W. Braun

Title:	President and Chief Executive Officer

BUYER:

MADISON DB ACQUISITION, LLC

By:	/s/ David C. Kuehl

Name:	David C. Kuehl

Title:	Vice President